Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report
Collection Period Ended   30-Jun-2024

Amounts in USD

Dates

Collection Period No.	49	
Collection Period (from... to)	1-Jun-2024	30-Jun-2024
Determination Date	11-Jul-2024	
Record Date	12-Jul-2024	
Distribution Date	15-Jul-2024	
Interest Period of the Class A-1 Notes (from... to)	17-Jun-2024	15-Jul-2024 Actual/360 Days 28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2024	15-Jul-2024 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	80,020,000.00	30,392,404.99	25,105,707.47	5,286,697.52	66.067202	0.313743
Total Note Balance	**1,061,220,000.00**	**30,392,404.99**	**25,105,707.47**	**5,286,697.52**		

Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07	
Adjusted Pool Balance	1,088,445,882.84	57,603,552.06	52,316,854.54	
Yield Supplement Overcollateralization Amount	36,332,043.60	1,241,865.80	1,077,734.69	
Pool Balance	**1,124,777,926.44**	**58,845,417.86**	**53,394,589.23**	

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.770000%	19,501.79	0.243711	5,306,199.31	66.310914
Total		**$19,501.79**		**$5,306,199.31**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	5,412,681.34	(1) Total Servicing Fee	49,037.85
Interest Collections	189,542.26	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	14,716.59	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	42,726.16		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	19,501.79
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	45,744.21	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**5,705,410.56**	(6) Regular Principal Distributable Amount	5,286,697.52
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**5,705,410.56**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	350,173.40
		Total Distribution	**5,705,410.56**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	49,037.85	49,037.85	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	19,501.79	19,501.79	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	19,501.79	19,501.79	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	19,501.79	19,501.79	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	5,286,697.52	5,286,697.52	0.00
Aggregate Principal Distributable Amount	5,286,697.52	5,286,697.52	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	22,307.36
minus Net Investment Earnings	22,307.36
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	22,307.36
Net Investment Earnings on the Collection Account	23,436.85
Investment Earnings for the Collection Period	45,744.21

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 8.01 of the Sales and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on July 15, 2024 (the "Redemption Date") and has deposited $25,105,707.47 into the Note Payment Account to redeem the balance of the ABS Notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	58,845,417.86	7,344
Principal Collections	4,395,031.65	
Principal Collections attributable to Full Pay-offs	1,017,649.69	
Principal Purchase Amounts	0.00	
Principal Gross Losses	38,147.29	
Pool Balance end of Collection Period	53,394,589.23	6,973
Pool Factor	4.75%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.10%
Weighted Average Number of Remaining Payments	52.53	14.06
Weighted Average Seasoning (months)	11.02	56.44

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	52,598,645.62	6,907	98.51%
31-60 Days Delinquent	575,109.49	47	1.08%
61-90 Days Delinquent	98,943.59	11	0.19%
91-120 Days Delinquent	121,890.53	8	0.23%
Total	53,394,589.23	6,973	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.414%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	38,147.29	3	11,788,519.45	472
Principal Net Liquidation Proceeds	14,277.50		4,608,259.59	
Principal Recoveries	41,465.24		4,759,151.52	
Principal Net Loss / (Gain)	(17,595.45)		2,421,108.34	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.376%)
Prior Collection Period	0.259 %
Second Prior Collection Period	(2.466%)
Third Prior Collection Period	0.589 %
Four Month Average	(0.499%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.215%
Average Net Loss / (Gain)	5,129.47

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.